Exhibit 3.2

NONRECOURSE PURCHASE MONEY PROMISSORY NOTE

$2,500,000	October 21, 2015

Preamble: GX-Life Global, Inc. (“GX GLOBAL”) has acquired 5 million G Coin digital securities (the “Coins”) from Great Coin, Inc. (the “Company”) through the delivery of this Promissory Note (this “Note”). A form of this Promissory Note is attached as an Exhibit to the Subscription Agreement pursuant to which GX GLOBAL acquired the Coins.

FOR VALUE RECEIVED, GX GLOBAL promises to pay to the Company up to $2.5 million in amounts and times selected by GX GLOBAL (“Purchase Payments”) during the one year period of time following the date of this Note (the “Note Term”). The outstanding balance of this Note shall accrue interest at 5% per annum based upon the outstanding balance of this Note and shall not be convertible into additional Coins.

All Coins acquired under this Note shall not be transferable nor encumbered and must be retained by GX GLOBAL (the “Trading Restriction”), unless and until satisfaction of the Payment Condition, as hereinafter defined. The term “Payment Condition” shall mean the providing of Purchase Payments by GX GLOBAL to the Company during the Note Term. The number of Coins which shall be released from the Trading Restriction shall equal the amount of the Purchase Payment divided by $0.50 (the “Fully Paid For Coins”). Upon satisfaction of the Payment Condition, Fully Paid for Coins shall not be subject to the Trading Restriction, but shall continue to be subject to all applicable state and federal securities laws.

Upon the final day of the Note Term, the Company shall provide GX GLOBAL with the following calculation:

(a)	2.5 million minus the Aggregate Purchase Payments paid by GX GLOBAL during the Note Term;
(b)	Divided by 2.5 million;
(c)	And the quotient of (a) divided by (b) shall then be multiplied by 5 million to equal the “Required Coin Return Amount”.

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Upon receipt of the Required Coin Return Amount, GX GLOBAL shall execute all documents and take all actions reasonably requested by the Company to assure the return of Coins, the number of which shall equal the Required Coin Return Amount.

By way of example only, if GX GLOBAL pays the Company $1 million during the Note Term then it would be required to return 2.5 million minus 1 million and then divided by 2.5 million which equals 60.0%. This amount then multiplied by 5 million would mean the Required Coin Return Amount would equal 3 million Coins.

It is understood that the sole recourse of the Company against GX GLOBAL for failure to pay the outstanding principal amount of this Note shall be the enforcement of the Required Coin Return Amount. GX GLOBAL shall continue to be obligated to pay all accrued but unpaid interest.

This Note shall be secured with a first priority security interest in favor of G Coin in all Coins subject to the Trading Restriction.

In the event there is a default hereunder, GX GLOBAL shall be required to reimburse the Company for all costs of collection and all expenses incurred as a result of such default; such costs and expenses shall include, without limitation, all costs, expenses and attorneys' fees incurred in connection with any insolvency, bankruptcy, reorganization, arrangement or other similar proceedings involving any person or entity liable for the payment of this Note or having rights in any collateral securing payment of this Note.

All amounts due under this Note shall be payable without set off, counterclaim, or deduction of any kind.

This Note inures to and binds the heirs, successors and assigns of the parties hereto, and any neither party may assign any rights or obligations under this Note without the nonassigning party’s prior written consent.

GX GLOBAL hereby waives presentment, protest and demand, notice of protest, demand and of dishonor and non-payment of this Note, waives the right to plead any and all statutes of limitation as a defense to any demand under this Note, and expressly agrees that this Note, or any payment hereunder, may be extended from time to time without in any way affecting the liability of GX GLOBAL.

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No previous waiver and no failure or delay by the Company in acting with respect to any of the terms of this Note shall constitute a waiver of any breach, default or failure of condition under this Note. The acceptance by the Company of any payments under this Note in an amount less than the amount due and owing or after the date that such payment is due shall not constitute a waiver of the right to require prompt and full payment when due of future or succeeding payments or to declare a default as herein provided.

Any party executing this Note on behalf of a corporation, partnership, trust or limited liability company hereby represents and warrants to Company that the executing party has the authority and necessary approvals to execute this Note on behalf of the entity and constitutes a binding and enforceable obligation of said entity.

This Note is to be governed by and construed in accordance with the laws of the State of California without regard to its conflict of laws principles. Time is of the essence with regard to each and every term, covenant, provision and condition of this Note.

“GX GLOBAL”

GX-LIFE GLOBAL, Inc.

By: /s/ Ling Liu

Title: CEO

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